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SEC Mail Processing Section
OCT 01 2019
Washington DC
413

SEC FILE NUMBER
8- 65264

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2018 (MM/DD/YY) AND ENDING 07/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 9th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant D. Simmons — (248) 213-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Grant D. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance LLC, as of July 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Grant D. Simmons
Signature

Financial and Operations Principal
Title

TRACEY ANN UNDERWOOD
Notary Public, State of Michigan
County of Oakland
My Commission Expires 06-11-2026
Acting in the County of Oakland

Tracey Ann Underwood
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report pursuant to Exchange Act 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2019

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Thornton Corporate Finance, LLC (the "Company") as of July 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year ended July 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of July 31, 2019, and the results of its operations and its cash flows for the year ended July 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I – Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission and Schedules II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 26, 2019

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2019

ASSETS

CURRENT ASSETS:		
Cash	$	20,417
Prepaid expenses		3,177
TOTAL ASSETS	$	23,594

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses		-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		23,594
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,594

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2019

REVENUES:		
Fee income	$	290,291
EXPENSES:		
Bank service charge		300
Selling, general and administrative expenses		14,879
Bad debt expense		35,231
Total expenses		50,410
NET INCOME	$	239,881

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JULY 31, 2019

BALANCE AT AUGUST 1, 2018	$	74,420
Net income		239,881
Contributions from Member		10,000
Distributions to Member		(300,707)
BALANCE AT JULY 31, 2019	$	23,594

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	239,881
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		35,231
Changes in assets and liabilities:		
Accounts receivable		10,416
Prepaid expenses		14,879
Total changes in assets and liabilities		60,526
Net cash provided by operating activities		300,407
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to Member		(300,707)
Net cash used in financing activities		(300,707)
NET DECREASE IN CASH		(300)
CASH, BEGINNING OF YEAR		20,717
CASH, END OF YEAR	$	20,417
NONCASH FINANCING ACTIVITY		
Prepaid expenses paid directly by Member		10,000

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2019

Note 1 - Summary of Significant Accounting Policies

Nature of Operations – Grant Thornton Corporate Finance, LLC (the "Company") was organized on November 30, 2001 and commenced active operations on September 13, 2002. The Company is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Grant Thornton LLP (the "Member"). Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses and providing strategic options advice, primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Revenue Recognition – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new standard effective August 1, 2018, the first day of the Company's fiscal year and under the new standard, recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The adoption ASC 606 resulted in no change to beginning retained earnings.

The Company issued a customer invoice in July of 2019 in the amount of $15,000 that remained unpaid at its fiscal year end of July 31, 2019. In accordance with ASC 606-10-55-286, the Company has not recognized the receivable nor the contract liability in the July 31, 2019 statement of financial position because the Company did not have a right to consideration that is unconditional, given that the contract was cancellable prior to July 31, 2019.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the Member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Currently, no audits for any tax periods are in progress.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and short-term investments. The Company places its cash and short-term investments with high credit quality financial institutions. However, a portion of cash investments may exceed insured limits from time to time. The Company has not experienced any losses in such accounts. The Company is not aware of any significant credit risk with respect to these accounts as of July 31, 2019.

Subsequent Events - The date to which events occurring after July 31, 2019 have been evaluated for possible adjustment to or disclosure in the financial statements is the date the financial statements were issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2019, the Company had net capital of $20,417, which was in excess of its requirement of $5,000 by $15,417 and a ratio of aggregate indebtedness to net capital of 0 to 1.

The Company does not hold customers' cash or securities. As such, the Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with the Member whereby the Member will provide office space to the Company. In addition, the Member is responsible for all of the normal overhead expenses relating to the day-to-day operation of the Company including payroll, insurance, advertising, employee benefits, legal fees and travel and entertainment. The Member incurs these costs and provides these services at no cost or future obligation to the Company.

The Company maintains a separate schedule of normal overhead expenses paid by the Member. As such, the Company does not include these expenses in its books and records. During the year ended July 31, 2019, the Member paid normal overhead expenses in the amount of $167,931 on behalf of the Company.

Operating Leases
The Financial Accounting Standards Board's (FASB's) new standard on accounting for leases became effective January 1, 2019, for US public companies with calendar year ends. The effective date of the new lease standard for the Company is August 1, 2019.

Accounting Standards Codification (ASC) Topic 842, Leases, changes the rules that govern accounting for substantially all leases, including equipment and real estate leases. The Company was not a lessee in any operating lease during the fiscal year ended July 31, 2019 and recognizes that all future leases must be measured in accordance with the FASB accounting standard.

Distributions to Member - During the year ended July 31, 2019, the Company distributed $300,707 to the Member.

Note 4 - Major Customers

For the year ended July 31, 2019, the Company received fee income from a single customer in the amount of $290,291.

SUPPLEMENTAL INFORMATION

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity at July 31, 2019		$	23,594
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits		-
	Total capital and allowable subordinated liabilities		23,594
Deductions and/or charges:			
A.	Non allowable assets		3,177
Haircuts on securities:			
C.	Trading and investment securities		-
	Net capital	$	20,417

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $15,000)	$	-
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	15,417
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	14,417
6.	Percentage of aggregate indebtedness to net capital		0%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2019

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	20,417
Net audit adjustments to Member's equity		(15,000)
Reduction of non-allowable assets		15,000
Net capital	$	20,417

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULES II AND III – STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not handle cash or securities on behalf of customers. The Company therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets with respect to the Rule 15c3-3 of the Securities and Exchange Commission.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4) ("Exemption Report"), in which (1) Grant Thornton Corporate Finance, LLC (the "Company") stated that the Company's business activities are limited to business advisory services and that it does not hold customer funds or securities, therefore, the Company may file an Exemption Report because the Company had no obligations under the provisions set forth in 17 C.F.R § 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"), throughout the most recent fiscal year ended July 31,2019, without exception. The Company's management is responsible for compliance with the provisions set forth in Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 26, 2019

Exemption Report Pursuant to
<u>Exchange Act Rule 17a-5(d)(4)</u>

To the best knowledge and belief of Grant Thornton Corporate Finance, LLC (the "Company"), (File No. 8-65264, CRD No. 120129), by its undersigned principal, states that the Company's business activities are limited to advisory services and that it does not hold customer funds or securities, therefore, the Company may file an exemption report given that the Company had no obligation under Securities and Exchange Commission Rule 15c3-3 throughout its most recent fiscal year, without exception.

September 26, 2019

Grant Thornton Corporate Finance, LLC

Grant D. Simmons

Mr. Grant D. Simmons
Financial and Operations Principal